                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Markel Corporation
                                (Name of Issuer)

                      Common Stock, no par value per share
                         (Title of Class of Securities)

                                    570535104
                                 (CUSIP Number)


                                 Jean M. Waggett
                    Senior Vice President and General Counsel
                       Terra Nova (Bermuda) Holdings Ltd.
                      Richmond House, 12 Par-la-Ville Road
                            Hamilton, HM 08, Bermuda
                                 (441) 292-7731
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                              Page 2 of 12 Pages


(1)      Names of Reporting Persons           Terra Nova (Bermuda) Holdings Ltd.

         S.S. or I.R.S. Identification
         Nos. of Above Persons                                               N/A

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [X]
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                                                      OO
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                   Bermuda
--------------------------------------------------------------------------------
Number of Shares                    (7) Sole Voting Power                      0
Beneficially Owned         -----------------------------------------------------
by Each Reporting                   (8) Shared Voting Power              914,426
Person With                -----------------------------------------------------
                                    (9) Sole Dispositive Power                 0
                           -----------------------------------------------------
                                    (10) Shared Dispositive Power              0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  914,426
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                 [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                               16.3%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                         HC, IC

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                             Page 3 of 12 Pages


ITEM 1. SECURITY AND ISSUER.

        This statement relates to the Common Stock, no par value (the "Common Stock"), of Markel Corporation, a Virginia corporation ("Markel") with principal executive offices at 4551 Cox Road, Glen Allen, VA 23060-3392.


ITEM 2. IDENTITY AND BACKGROUND.

        (a) The name of the reporting person is Terra Nova (Bermuda) Holdings Ltd., a holding company organized under the laws of Bermuda ("Terra Nova"). The names of the directors and executive officers of Terra Nova are set forth on
Schedule 1 filed herewith, which is incorporated herein by reference.

        (b) Terra Nova's business address is Richmond House, 12 Par-la-Ville Road, Hamilton, HM08, Bermuda. The business address of each of the directors and executive officers of Terra Nova is set forth on Schedule 1, which is incorporated herein by reference.

        (c) Terra Nova is engaged in providing specialty property, casualty, marine and aviation insurance and reinsurance. The present principal occupation of each of the directors and executive officers of Terra Nova is set forth on
Schedule 1, which is incorporated herein by reference.

        (d) Terra Nova has not, and to the best of its knowledge, none of the executive officers and directors of Terra Nova listed on Schedule 1 filed herewith has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Terra Nova has not, and to the best of its knowledge, none of the executive officers and directors of Terra Nova listed on Schedule 1 filed herewith has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) As stated in paragraph (a) above, Terra Nova is organized under the laws of Bermuda. The citizenship for each of the directors and executive officers of Terra Nova is set forth on Schedule 1, which is incorporated herein by reference.

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                              Page 4 of 12 Pages


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Terra Nova may be deemed to have acquired shared beneficial ownership of 914,426 shares of Markel's Common Stock pursuant to a stockholders agreement entered into as of August 15, 1999 among Markel, Terra Nova and certain of Markel's shareholders (the "Stockholders Agreement"), as described more fully in
Item 4 hereof. The Stockholders Agreement was entered into in connection with, and as inducement for Terra Nova to enter into, an Agreement and Plan of Merger and Scheme of Arrangement with Markel, dated as of August 15, 1999 (the "Merger Agreement"), as described more fully in Item 4 hereof.

ITEM 4. PURPOSE OF TRANSACTION.

        The Merger Agreement provides, subject to the terms and conditions set forth therein, for (i) the merger ("Merger") of MINT Sub Ltd., a corporation to be organized under the laws of Virginia as a wholly-owned subsidiary of Virginia Holdings Inc. ("MINT"), a corporation to be organized under the laws of Virginia, with and into Markel and (ii) a Scheme of Arrangement between Terra Nova and certain of its shareholders (the "Scheme"). Upon completion of the Merger and the Scheme, each of Markel and Terra Nova will be a wholly-owned subsidiary of MINT, which will be renamed Markel Corporation.

        The consummation of the transactions contemplated by the Merger Agreement is subject to regulatory approvals and the satisfaction or waiver of a number of other conditions as more fully described in the Merger Agreement.

        In connection with the Merger, and as an inducement to Terra Nova to enter into the Merger Agreement, the shareholders of Markel set forth in Item 5 (each a "Stockholder" and, collectively, the "Stockholders"), who collectively own 914,426 shares of the Common Stock of Markel, representing 16.3% of the Common Stock currently outstanding, have entered into a Stockholders Agreement, dated as of August 15, 1999, with Markel and Terra Nova (the "Stockholders Agreement").

        Pursuant to the terms of the Stockholders Agreement, as long as the Stockholders Agreement is in force, each Stockholder irrevocably appoints Terra Nova or any designee the lawful agent, attorney and proxy of such Stockholder to vote the shares of Markel's Common Stock held of record or beneficially by such Stockholder (collectively, the "Shares") (i) in favor of the Scheme, the execution and delivery by Markel of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Markel under the Merger Agreement or

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                              Page 5 of 12 Pages


the Stockholders Agreement; and (iii) against the following actions (other than the Scheme and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation or other business combination involving Markel or its subsidiaries;
(2) a sale, lease or transfer, of a material amount of assets of Markel or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Markel or its subsidiaries; (3) (a) any change in the majority of the Board of Directors of Markel; (b) any material change in the present capitalization of Markel or any material amendment of Markel's certificate of incorporation and memorandum of association; (c) any other material change in Markel's corporate structure or business; or (d) any other action which, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Scheme or the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the foregoing.

                  The Stockholders have also agreed, while the Stockholders Agreement is in force, not to sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares, or grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or its obligations under the Stockholders Agreement.

                  The Stockholders Agreement terminates at the earlier of the effective time of the Merger and the Scheme or the termination of the Merger Agreement in accordance with its terms.

                  The Merger Agreement provides that the parties thereto shall procure at the effective time of the Scheme, that only those directors of Terra Nova and such additional persons, in each case who shall be designated by MINT shall remain or be elected to serve as directors of Terra Nova, each of such directors to hold office in accordance with the applicable provisions of the articles of association of Terra Nova and until their successors shall be elected or appointed and shall duly qualify.

                  Following the Merger, Markel will become a wholly-owned subsidiary of MINT. The shares of Common Stock will be delisted from the New York Stock Exchange and will be eligible for termination of registration under
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                              Page 6 of 12 Pages


        The Merger Agreement and the Stockholders Agreement are incorporated herein by reference. The descriptions of the Merger and the Scheme, and the terms of the Merger Agreement and the Stockholders Agreement, contained herein are summaries, and qualified in their entirety by reference to the Exhibits 1 through 3 hereto which are incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Reference is made to rows (11) and (13) of the cover page. Pursuant to the Stockholders Agreement, Terra Nova may be deemed to be the beneficial owner of 914,426 shares of Markel's Common Stock, representing approximately 16.3% of the 5,593,091 shares of Markel's Common Stock outstanding as of July 28, 1999, as reported in Markel's Form 10-Q filed with the Securities and Exchange Commission on July 29, 1999.

        (b) Reference is made to rows (7) through (10) of the cover page. By reason of the Stockholders Agreement, Terra Nova may be deemed to share power to direct the vote of 914,426 shares of Common Stock with the Stockholders.

        The Stockholders, as persons with whom the power to vote or direct the vote or to dispose or direct the disposition of the Shares is shared, are Steven
A. Markel, Anthony F. Markel and Alan I. Kirshner. Steven A. Markel is the beneficial owner of 470,361 shares of Common Stock, Anthony F. Markel is the beneficial owner of 341,763 shares of Common Stock and Alan I. Kirshner is the beneficial owner of 102,302 shares of Common Stock. The business address of all Stockholders is Markel Corporation, 4551 Cox Road, Glen Allen, Virginia 23060-3392.

        To the best of Terra Nova's knowledge, none of the Stockholders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        The information relating to Markel and the Stockholders contained herein is based on publicly available information.

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                              Page 7 of 12 Pages


        (c) Except as described in Item 4, none of Terra Nova, its executive officers or directors has effected any transactions in Markel's Common Stock in the last sixty days.

        (d) No person other than any Stockholder is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Terra Nova.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Except for the Merger Agreement and the Stockholders Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between Terra Nova and, to the knowledge of Terra Nova, the executive officers and directors of Terra Nova and any other person with respect to any securities of Markel.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.

         1 The Stockholders Agreement by and among Markel Corporation, Terra Nova (Bermuda) Holdings Ltd. and the shareholders of Markel Corporation named therein dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.3 to Markel's Form 8-K filed August 20, 1999, File No. 001-13051 (the "Form 8-K")).

         2 The Agreement and Plan of Merger and Scheme of Arrangement between Markel Corporation and Terra Nova (Bermuda) Holdings Ltd. dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K).

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                              Page 8 of 12 Pages


                                                                      Schedule 1

The directors of Terra Nova are as follows:

John J. Dwyer, Chairman
John J. Byrne
Mark J. Byrne
Robert S. Fleischer
Steven J. Gilbert
David L. Jaffe
Hugh P. Lowenstein
Philip F. Petronis
Nigel H. J. Rogers
Jerry S. Rosenbloom

The executive officers of Terra Nova are as follows:

Chairman                                                 John J. Dwyer
President and Chief Executive Officer                    Nigel H. J. Rogers
Senior Vice-President and Chief
  Financial Officer                                      William J. Wedlake
Senior Vice-President, General Counsel
  and Secretary                                          Jean M. Waggett
Chief Investment Officer                                 Ian L. Bowden
Group Chief Actuary                                      John E. O'Neill


                  If no business or residence address is given, the executive officer's or director's business address is Terra Nova (Bermuda) Holdings Ltd., Richmond House, 12 Par-la-Ville Road, Hamilton, HM08, Bermuda.



Name and Address                        Principal Occupation                                Citizenship

John J. Byrne                           Director, Terra Nova                                U.S.A.
80 South Main Street                    Director, Financial Security Assurance
Hanover, NH  03755                      Holdings Ltd.
                                        Director, White Mountains Holdings

Mark J. Byrne                           Chairman and President, West End                    Ireland
Crawford House                          Capital Management (Bermuda) Limited
23 Church Street
Hamilton HM 11, Bermuda

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                              Page 9 of 12 Pages


John J. Dwyer                           Chairman of Board, Terra Nova                       U.S.A.

Robert S. Fleischer                     Managing Director, Donaldson, Lufkin                U.S.A.
277 Park Avenue                         & Jenrette Securities Corporation Inc.
New York, NY  10172

Steven J. Gilbert                       Chairman, Gilbert Global Equity                     U.S.A.
c/o Westbroke Ltd.                      Partners (Bermuda) Ltd.
Richmond House
12 Par-la-Ville Road
Hamilton HMDX Bermuda

David L. Jaffe                          Managing Director, DLJ Merchant                     U.S.A.
277 Park Avenue                         Banking, Inc.
New York, NY  10172

Hugh P. Lowenstein                      Founder and Owner, Shore Capital                    U.S.A.
Shore Capital Ltd.                      Limited
P.O. Box HS 92
Harrington Sound HSBX
Bermuda

Philip F. Petronis                      Executive Vice President, Guy                       U.S.A.
Guy Carpenter & Company,                Carpenter & Company, Inc.
Inc.
Two World Trade Center
52nd Floor
New York, NY  10048

Nigel H.J. Rogers                       President and Chief Executive Officer,              U.K.
                                        Terra Nova

Jerry S. Rosenbloom                     Frederick H. Ecker Professor of                     U.S.A.
The Wharton School                      Insurance and Risk Management at The
University of Pennsylvania              Wharton School, University of
308 Colonial Penn Center                Pennsylvania
3641 Locust Walk
Philadelphia, PA 19104

William J. Wedlake                      Senior Vice President and Chief                     U.K.
                                        Financial Officer, Terra Nova

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                             Page 10 of 12 Pages


Jean M. Waggett                         Senior Vice President, General Counsel              U.S.A.
                                        and Secretary, Terra Nova

Ian L. Bowden                           Chief Investment Officer, Terra Nova                U.K.

John E. O'Neill                         Group Chief Actuary, Terra Nova                     U.K.

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                             Page 11 of 12 Pages



SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 1999

                           TERRA NOVA (BERMUDA) HOLDINGS LTD.



                           By:  /s/    Jean M. Waggett
                                -----------------------------------
                                Name:  Jean M. Waggett
                                Title:    Senior Vice President and
                                 General Counsel

                                  SCHEDULE 13D

CUSIP No.  570535104
                                                             Page 12 of 12 Pages



                                INDEX OF EXHIBITS

Exhibit No.

        1 The Stockholders Agreement by and among Markel Corporation, Terra Nova (Bermuda) Holdings Ltd. and the shareholders of Markel Corporation named therein dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.3 to Markel's Form 8-K filed August 20, 1999, File No. 001-13051 (the "Form 8-K")).

        2 The Agreement and Plan of Merger and Scheme of Arrangement between Markel Corporation and Terra Nova (Bermuda) Holdings Ltd. dated as of August 15, 1999 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K).